大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2007/UOB2007/UOB-A10/sc/atl

[redacted]

11 May 2007

07024037

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sir

PROPOSED SHARE BUYBACK BY UOB

We enclose a copy of our announcement dated 11 May 2007 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

PROPOSED SHARE BUYBACK BY UOB

Singapore, 11 May 2007 – On 6 January 2006, United Overseas Bank Limited (the "Company") announced that it would set aside S$600 million for on-market purchases of its ordinary shares for cancellation. Under this buyback program approximately $240 million had been utilized and 16 million ordinary shares had been purchased as at 11 May 2007.

The Company wishes to announce that as from today, ordinary shares re-purchased pursuant to this buyback program may be held as treasury shares or cancelled, as the Company may decide from time to time.

Mrs Vivien Chan
Company Secretary

END